UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2021

REBORN COFFEE INC.
(Exact name of issuer as specified in its charter)

Florida	47-4752305
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

580 N. Berry Street, Brea, CA 92821
(Full mailing address of principal executive offices)

(714) 784-6369
Issuer’s telephone number, including area code

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on October 29, 2019.

Overview

We were incorporated on July 31, 2015 in the State of Florida under the name La Veles Inc. La Veles Inc. mostly remained inactive and on February 8, 2017, we filed an amendment to our Articles of Incorporation to change the name of the Company to Capax Inc. On May 9, 2018 we filed another amendment to our Articles of Incorporation to further change the name to Reborn Coffee Inc. to reflect the reverse merger with Reborn Global Holdings Inc. (RBGH) based in California where our Company acquired 100% of the equity in Reborn Global Holdings Inc., in exchange for the issuance to RBGH stockholders of 95% ownership of our Company (please refer to our super Form 8-K filing with the SEC filed on May 8, 2018).

Our primary businesses are wholesale distribution of coffee and operating retail coffee stores to sell a variety of coffee, tea, Reborn brand name water and other beverages along with bakery and dessert products through our wholly owned subsidiary Reborn Global Holdings Inc. (collectively referred to herein as "we," "us,” “our," and the "Company" “RB” and/or "Reborn.”). We currently have 3 retail stores and we are working on setting up small open-fronted cubicles that are known as Kiosk shops to sell Reborn Coffee and other Reborn branded name products along with other products to the public. We plan to franchise such coffee shops in the future, however we presently have no contractual commitments or other agreements to do so.

On January 11, 2021, the Company formed Reborn Coffee Franchise LLC in the State of California in order to begin franchising Reborn Coffee Kiosks and retail stores. Reborn Coffee Franchise LLC is a wholly owned subsidiary of Reborn Coffee Global Holdings, Inc., which is a wholly owned subsidiary of Reborn Coffee Inc. The Company plans to charge franchisees a non-refundable franchise fee and certain marketing fee based on gross sales, however we presently have no contractual commitments or other agreements to do so.

Results of Operations for the Period from Inception to June 30, 2020

Revenue.  The Company had $880,121 and $ 274,942 in revenue for the six months ending June 30, 2021 and June 30, 2020 respectively.

Expenses. Total operating cost for the six months ended June 30, 2021 and June 30, 2020 were $1,508,711 and $ 810,582 respectively.

Net loss.  The Net loss for the six months ended June 30, 2021 and June 30, 2020 were $635,163 and $535,220 respectively.

Liquidity and Capital Resources

As of June 30, 2021, the Company had total assets of $3,635,001. Our cash balance as of June 30, 2021 was $139,643. From inception (of Reborn Global Holdings, Inc. in November 2014) to June 30, 2021, we have not had any positive cash flow. The Company raised an aggregate of $5,671,666 in equity capital from the sale of our commons stock, mostly to our officers and directors.

We require approximately $100,000 of capital to set up a kiosk and will need between $200,000 to $300,000 to set up a retail cafe to sell coffee and short-eats. We believe if we raise 100% of what we are offering in this offering, we could set up a combination of 300 kiosks and cafes, provided however we cannot make any assurance that we will be successful in raising 100% or that we will be successful in achieving this objective.

If such capital does not become available from the proceeds of this offering or other sources, we will be able to continue operations since we anticipate our monthly revenue of approximately $180,000 and monthly expenses of approximately $120,000 in the next few months. Thus with available cash on hand and positive cash flows from our current operations we believe we may be able to continue operations for twelve months. There can be no assurance that such additional capital will be available.

We believe our operational strategy which focuses on running a low overhead operation will avail us the ability to manage our current operational activities. We plan to use our working capital to attend investor conferences and tradeshows, participating in road shows to meet with potential investors, traveling to meet with investors and paying professional fees needed to comply with SEC regulations.

If we succeed in obtaining capital and opening additional kiosks and cafes, we anticipate that sales at such places will generate sufficient cash flow to support our operations. Yet, there can be no assurance that such sales levels will be achieved. Therefore, we may require additional financing through loans and other arrangements, including the sale of additional equity. There can be no assurance that such additional financing will be available, or if available, can be obtained on satisfactory terms. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders, including the investors in this offering, could be substantially diluted. In the event that we do not have sufficient capital to support our operations we may have to curtail our operations.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of approximately $5,671,666 at June 30, 2021, had a working capital deficit of approximately $1,660,854 at June 30, 2021 and had a net loss of approximately $635,163 for the six month period ended June 30, 2021 and net cash used in operating activities of approximately $538,352 for the six month period ended June 30, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and increase revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. Compared to the revenue for the six month period ended June 30, 2020, however, that of June 30, 2021 has increased from $274,942 to $880,121, more than three times, and the Company expects consistent increase in sales with opening more stores.

Trend Information

The recent outbreak of COVID-19 and its development into a pandemic in March 2020 has resulted in significant economic disruption globally, including in the United States, where we have all of our operations. Governmental authorities throughout the United States have taken actions, such as stay-at-home orders and other social distancing measures, to prevent the spread of COVID-19 that has restricted travel, public gatherings, and the overall level of individual movement and in-person interaction.  This has, in turn, significantly reduced economic activity and negatively impacted many businesses especially retail operations.  The Company is actively monitoring the effect COVID-19 has had on our operations and cash flow situation and is factoring the pandemic and potential related future effects into its deliberations on the Company’s plans to expand to additional locations.

Item 2.  Other Information

We filed a prospectus with the SEC under Regulation A and was qualified on June 1, 2021.

Item 3.  Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2021 to June 30, 2021 and from January 1, 2020 to June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Reborn Coffee Inc.
Financial Statements

Unaudited Condensed Consolidated Financial Statements
As of June 30, 2021 and December 31, 2020, and
for the Six Months Ended June 30, 2021 and 2020

Table of Contents

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Operations

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit

Unaudited Condensed Consolidated Statements of Cash Flows

Notes to Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets

As of	June 30, 2021	December 31, 2020 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$139,643	$128,568
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	4,122	3,853
Inventories, net	22,524	15,279
Prepaid expense and other current assets	124,863	59,779
Total current assets	291,152	207,479
Property and equipment, net	1,022,588	627,341
Operating lease right-of-use asset	2,321,261	1,141,141

Total assets	$3,635,001	$1,975,961

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$122,826	$73,319
Accrued expenses and current liabilities	79,619	62,203
Loans payable to financial institutions – current portion	90,944	12,549
Loans payable to shareholders	1,144,372	1,091,287
Loan payable, emergency injury disaster loan (EIDL) – current portion	5,172	3,448
Loan payable, payroll protection program (PPP) – current portion	93,677	83,056
Equipment loan payable – current portion	19,187	19,187
Operating lease liabilities – current portion	396,209	194,583
Total current liabilities	1,952,006	1,539,632
Loans payable to financial institutions – net of current portion	24,056	-
Loan payable, emergency injury disaster loan (EIDL), net of current portion	144,828	146,552
Loan payable, payroll protection program (PPP), net of current portion	188,461	31,944
Equipment loan payable, net of current portion	6,395	15,989
Operating lease liabilities, net of current portion	2,003,314	994,240
Total liabilities	4,319,060	2,728,357

Commitments and Contingencies

Stockholders' deficit
Class A Common Stock, $0.0001 par value, 3,000,000,000 shares authorized; 962,842,551 and 936,491,737 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	96,284	93,648
Class B Common Stock, $0.0001 par value, 400,000,000 shares authorized; 75,330,873 and 75,330,873 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	7,534	7,534
Additional paid-in capital	4,935,039	4,632,926
Subscription of common stock	(51,250)	(450,000)
Accumulated deficit	(5,671,666)	(5,036,504)
Total stockholders' deficit	(684,059)	(752,396)

Total liabilities and stockholders' deficit	$3,635,001	$1,975,961

See accompanying notes to unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020

Net revenues:
Stores	$851,785	$266,741
Wholesale and online	28,336	8,201
Total net revenues	880,121	274,942

Operating costs and expenses:
Product, food and drink costs—stores	270,148	123,291
Cost of sales—wholesale and online	12,412	3,592
Rent – stores	295,668	111,882
Rent – corporate	50,236	44,200
Payroll and benefits	559,542	296,327
Utilities	22,901	20,040
General and administrative	215,878	152,078
Depreciation	81,926	59,172
Total operating costs and expenses	1,508,711	810,582

Loss from operations	(628,590)	(535,640)

Other income (expense):
Economy injury disaster loan (EIDL) grant income	-	10,000
Interest expense	(5,773)	(8,780)
Total other expense	(5,773)	1,220

Loss before income taxes	(634,363)	(534,420)

Provision for income taxes	800	800

Net loss	$(635,163)	$(535,220)

Loss per share:
Basic and diluted	$(0.00)	$(0.00)

Weighted average number of common shares outstanding:
Basic and diluted	1,034,659,097	629,830,067

See accompanying notes to unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Stockholders’ Deficit

	Common Stock							Total
	Class A		Class B		Additional	Subscription of	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Common Stock	Deficit	Deficit
Balance as of December 31, 2019	518,746,971	$51,875	40,416,258	$4,042	$1,902,083	$(500,000)	$(3,967,737)	$(2,509,737)
Net loss	-	-	-	-	-	-	(535,220)	(535,220)
Common stock issued	106,000,001	10,600	10,279,069	1,028	988,372	(300,000)	-	700,000
Balance as of June 30, 2020	624,746,972	$62,475	50,695,327	$5,070	$2,890,455	$(800,000)	$(4,502,957)	$(2,344,957)

	Common Stock							Total
	Class A		Class B		Additional	Subscription of	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Common Stock	Deficit	Deficit
Balance as of December 31, 2020	936,491,737	$93,648	75,330,873	$7,534	$4,632,925	$(450,000)	$(5,036,503)	$(752,396)
Net loss	-	-	-	-	-	-	(635,163)	(635,163)
Payments received from stock subscription	-	-	-	-	-	553,500	-	553,500
Common stock issued	23,255,814	2,326	-	-	147,674	-	-	150,000
Stock subscription	3,095,000	310	-	-	154,440	(154,750)	-	-
Balance as of June 30, 2021	962,842,551	$96,284	75,330,873	$7,534	$4,935,039	$(51,250)	$(5,671,666)	$(684,059)

See accompanying notes to unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30,	2021	2020

Cash flows from operating activities:
Net loss	$(635,163)	$(535,220)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	81,926	59,172
Changes in operating assets and liabilities:
Accounts receivable	(269)	(25,061)
Inventories	(7,245)	(6,106)
Prepaid expense and other current assets	(65,083)	-
Accounts payable	49,508	10,934
Accrued expenses and current liabilities	37,974	(16,262)
Net cash used in operating activities	(538,352)	(512,543)

Cash flows from investing activities:
Purchases of property and equipment	(167,152)	(41,095)
Purchases of property and equipment	(150,000)	-
Net cash used in investing activities	(317,152)	(41,095)

Cash flows from financing activities:
Bank overdrafts	-	(3,396)
Proceeds from issuance of common stock	553,499	700,000
Proceeds from loans	533,127	365,000
Repayments of loans	(210,453)	(281,450)
Repayments of equipment loan payable	(9,594)	(28,781)
Net cash provided by financing activities	866,579	751,373

Net increase in cash	11,075	197,735

Cash at beginning of period	128,568	-

Cash at end of period	$139,643	$197,735

Supplemental disclosures of non-cash financing activities:
Issuance of common shares for repurchase of lease and leasehold improvements	$150,000	$-

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$5,773	$8,780
Income taxes	$800	$800

See accompanying notes to unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
NATURE OF OPERATIONS

Reborn Coffee, Inc. (“Reborn”) was incorporated in the State of Florida on July 31, 2015 in the State of Florida under the name La Veles Inc. La Veles Inc. mostly remained inactive and on February 8, 2017, we filed an amendment to our Articles of Incorporation to change the name of the Company to Capax Inc. On May 9, 2018 we filed another amendment to our Articles of Incorporation to further change the name to Reborn Coffee Inc. to reflect the reverse merger with Reborn Global Holdings Inc. based in California where our Company acquired 100% of the equity in Reborn Global Holdings Inc., in exchange for the issuance to the stockholders of Reborn Global Holdings, Inc. of 95% ownership of our Company. Reborn did not have significant transactions since formation. Reborn has the following wholly owned subsidiaries:

●
Reborn Global Holdings, Inc. (“Reborn Holdings”), a California corporation incorporated on November 18,, 2014. Reborn Holdings is engaged in the operation of wholesale distribution and retail coffee stores in California to sell a variety of coffee, tea, Reborn brand name water and other beverages along with bakery and dessert products.

●
Reborn Coffee Franchise, LLC (the “Reborn Coffee Franchise”), a California limited liability company formed on December 17, 2020 for purposes of serving as a franchisor to provide premier roaster specialty coffee to franchisees and other customers. Reborn Coffee Franchise plans to establish and operate Reborn Coffee stores using one or more Reborn Coffee marks. Each franchisee would obtain a license and franchise to develop and operate a store under the strict compliance with terms of a franchise agreement. The specific rights the franchisee would be granted is to develop, own, and/or operate franchisee’s Reborn Coffee stores. The non-refundable initial franchise fee is expected to be $20,000. In addition, the franchisee would be required to pay the Company a royalty fee equal to 3% of the weekly gross sales of their respective store.

Reborn Coffee, Inc., Reborn Global Holdings, Inc., and Reborn Coffee Franchise, LLC will be collectively referred as the “Company”.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reporting

The unaudited condensed consolidated financial statements include Reborn Coffee, Inc. and its wholly owned subsidiaries as of June 30, 2021 and December 30, 2020 and for the six month periods ended June 30, 2021 and 2020.

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“U.S. GAAP”). The consolidated financial statements include Reborn Coffee, Inc. and its wholly owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of approximately $5,671,666 at June 30, 2021, had a working capital deficit of approximately $1,660,854 at June 30, 2021 and had a net loss of approximately $635,163 for the six month period ended June 30, 2021 and net cash used in operating activities of approximately $538,352 for the six month period ended June 30, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and increase revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. Compared to the revenue for the six month period ended June 30, 2020, however, that of June 30, 2021 has increased from $274,942 to $880,121, more than three times, and the Company expects consistent increase in sales with opening more stores.

The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include accounts receivables, accrued liabilities, income taxes, long-lived assets, and deferred tax valuation allowances. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from estimates.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The Company’s net revenue primarily consists of revenues from its retail stores and wholesale and online store. Accordingly, the Company recognizes revenue as follows:

●
Retail Store Revenue

Retail store revenues are recognized when payment is tendered at the point of sale. Retail store revenues are reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities. Sales taxes that are payable are recorded as accrued as other current liabilities. Retail store revenue makes up approximately 97% of the Company’s total revenue.

●
Wholesale and Online Revenue

Wholesale and online revenues are recognized when the products are delivered, and title passes to customers or to the wholesale distributors. When customers pick up products at the Company’s warehouse, or distributed to the wholesale distributors, the title passes, and revenue is recognized. Wholesale revenues make up approximately 3% of the Company’s total revenue.

●
Royalties and Other Fees

Franchise revenues consist of royalties and other franchise fees. Royalties are based on a percentage of franchisee’s weekly gross sales revenue at 3%. The Company recognizes the royalties as the underlying sales occur. The Company recorded revenue from royalties of $0 for the six month period ended June 30, 2021. Other fees are earned as incurred and the Company did not have any other fee revenue for the six month period ended June 30, 2021.

Shipping and Handling Costs

The Company incurred freight out cost and is included in the Company’s cost of sale.

General and Administrative Expense

General and administrative expense includes store-related expense as well as the Company’s corporate headquarters’ expenses.

Advertising Expense

Advertising expense are expensed as incurred. Advertising expenses amounted to $50,160 and $20,128 for the six month periods ended June 30, 2021 and 2020, respectively, and is recorded under general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

Pre-opening Costs

Pre-opening costs for new stores, which are not material, consist primarily of payroll and recruiting expense, training, marketing, rent, travel, and supplies, and are expensed as incurred depreciated over the shorter of the useful life of the improvement or the lease term, including renewal periods that are reasonably assured.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivables are stated net of allowance for doubtful accounts. The allowance for doubtful accounts is determined primarily on the basis of past collection experience and general economic conditions. The Company determines terms and conditions for its customers based on volume transacted by the customer, customer creditworthiness and past transaction history. At June 30, 2021 and December 31, 2020, allowance for doubtful accounts was $0 and $0, respectively. The Company does not have any off-balance sheet exposure related to its customers.

Inventories

Inventories consisted primarily of coffee beans, drink products, and supplies which are recorded at cost or at net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided using both the straight-line and declining balance methods over the following estimated useful lives:

Furniture and fixtures	5-7 Years
Store construction	Lesser of the lease term or the estimated useful lives of the improvements, generally 6 years
Leasehold improvement	Lesser of the lease term or the estimated useful lives of the improvements, generally 6 years

When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gains or losses are included in the consolidated statements of operations. Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repair and maintenance costs are expensed as incurred.

Earnings Per Share

Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The Company did not have any dilutive shares for the six month periods ended June 30, 2021 and 2020.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

FASB ASC Topic 280, Segment Reporting, requires public companies to report financial and descriptive information about their reportable operating segments. The Company’s management identifies operating segments based on how the Company’s management internally evaluate separate financial information, business activities and management responsibility. At the current time, the Company has only one reportable segment, consisting of both the wholesale and retail sales of coffee, water, and other beverages. The Company’s franchisor subsidiary was not material as of and for the six month period ended June 30, 2021, or since date of its formation, December 17, 2020.

Long-lived Assets

In accordance with FASB ASC Topic 360, Property, Plant, and Equipment, the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the assets; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount. As of June 30, 2021 and December 31, 2020, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date. The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

As of June 30, 2021 and December 31, 2020, the Company believes that the carrying value of accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities approximate fair value due to the short maturity of theses financial instruments. The financial statements do not include any financial instruments at fair value on a recurring or non-recurring basis.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company follows FASB ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740-10-25 provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions pursuant to ASC 740-10-25 for the six month periods ended June 30, 2021 and 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable arising from its normal business activities. The Company performs ongoing credit evaluations to its customers and establishes allowances when appropriate.

For the six months ended June 30, 2021 and 2020, two vendors accounted for substantially all of the Company’s bean coffee purchases. The loss of these vendors could have an adverse impact on the Company.

Related Parties

Related parties are any entities or individuals that, through employment, ownership, or other means, possess the ability to direct or cause the direction of management and policies of the Company.

Significant Recent Developments Regarding COVID-19

The novel coronavirus, known as the global pandemic COVID-19, was first identified in December 2019. During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly spreading outbreak of a novel strain of coronavirus designated COVID-19. The pandemic has significantly impacted economic conditions in the United States.

The outbreak of the virus impacted our Company-operated retailed stores in Southern California. The temporary store closures, reduced customer traffic and changes made to our operations, which will have had a material negative impact on our financial results for 2020.

The Company first began to experience impacts from COVID-19 around the middle of March 2020 as federal, state and local governments began to react to the public health crisis by encouraging or requiring social distancing, instituting stay-at-home orders, and requiring, in varying degrees, restaurant dine-in limitations, capacity limitations or other restrictions that largely limited restaurants to take-out, drive-thru and delivery sales. Although we have experienced some recovery from the initial impact of COVID-19, the long-term impact of COVID-19 on the economy and on our business remains uncertain, the duration and scope of which cannot currently be predicted.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years beginning after December 15, 2020.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. The Company implemented the accounting pronouncement in the financial statements on January 1, 2020, which did not have a material impact on the Company’s consolidated financial statements.

3.
PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2021	December 31, 2020 (Audited)

Furniture and equipment	$628,685	$555,802
Leasehold improvement	626,636	532,367
Store construction	35,019	24,998
Store	300,000	-

Total property and equipment	1,590,340	1,113,167
Less accumulated depreciation	(567,752)	(485,826)

Total property and equipment, net	$1,022,588	$627,341

In February 2021, the Company repurchased its retail location in Corona Del Mar, California. The purchase price was $300,000, comprised of $150,000 in cash and 23,255,814 shares of the Company’s Class A common stock. The Company recorded the assumption of the ongoing lease for the store, which included a right of use asset of $183,442 and a lease liability of $193,463 (see Note 12). The remainder of the purchase was allocated to leasehold improvements within the facility.

Depreciation expense on property and equipment amounted to approximately $81,926 and $59,172 for the six month periods ended June 30, 2021 and 2020, respectively.

4.
LOANS PAYABLE TO FINANCIAL INSTITUTIONS

Loans payable to financial institutions consist of the following:

	June 30, 2021	December 31, 2020 (Audited)

October 2019 - Loan agreement with principal amount of $138,600 and repayment amount of $48,510 for a total of $187,110. The loan payable was due on demand.	$-	$12,549

March 2021 - Loan agreement with principal amount of $27,000 and repayment rate of 16% for a total of $30,510. The loan payable matures on September 21, 2022.	30,510	-

April 2021 - Loan agreement with principal amount of $38,000 and repayment rate of 16.5% for a total of $42,940. The loan payable matures on October 2, 2022	42,940	-

April 2021 - Loan agreement with principal amount of $50,000 and repayment rate of 17% for a total of $56,500. The loan payable matures on October 2, 2022.	56,500	-

Total loan payable	$129,950	$12,549
Less: loan cost	(14,950)	-

Notes payable, net of loan cost	$115,000	$12,549
Less: current portion	(90,944)	(12,549)

Total loan payable, net of current	$24,056	$-

October 2019 - $ 187,100 loan payable

In October 2019, the Company entered into a loan agreement with Fora Financial in the principal amount of $138,600 and remaining principal amount of $48,510. The loan payable has a maturity date on October 11, 2019. The loan was due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $0 and $12,549, respectively.

March 2021 - $ 27,000 loan payable

In March 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $27,000 with loan cost of $3,510. The loan payable has a maturity date on September 21, 2022. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $27,000 and $0, respectively.

April 2021 - $ 38,000 loan payable

In April 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $38,000 with loan cost of $4,940. The loan payable has a maturity date on October 2, 2022. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $38,000 and $0, respectively.

April 2021 - $ 50,000 loan payable

In April 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $50,000 with loan cost $6,500. The loan payable has a maturity date on October 2, 2022. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $50,000 and $0, respectively.

5.
LOANS PAYABLE TO SHAREHOLDERS

Loan payable to shareholders consists of the following:

	June 30, 2021	December 31, 2020 (Audited)

December 2016 - Non-bearing interest loan payable due on demand	$782,383	$782,383

December 2016 - Non-bearing interest loan payable due on demand	111,989	307,404

May 2021 - Non-bearing interest loan payable due on demand	250,000	307,404

Total loan payable – shareholders	$1,144,372	$1,089,787

December 2016 - $1,489,809 non-bearing interest loan

On December 2016, the Company received a non-bearing interest loan from Farooq Arjomand, Chairman of the Board of the Company. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $782,383 and $782,383, respectively.

December 2016 - $1,674,100 non-bearing interest loan

On December 2016, the Company received a non-bearing interest loan from Jay Kim, Chief Executive Officer of the Company. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $111,989 and $307,404, respectively.

May 2021 - $250,000 non-bearing interest loan

In May 2021, the Company received a non-bearing interest loan from Dennis Egidi, a member of the Board of Directors of the Company. The loan payable is due on demand. As of June 30, 2021, the outstanding balance of the loan was $250,000.

6.
LOAN PAYABLE, EMERGENCY INJURY DISASTER LOAN (EIDL)

	June 30, 2021	December 31, 2020 (Audited)

May 16, 2020 ($150,000) - Loan agreement with principal amount of $150,00 with an interest rate of 3.75% and maturity date on May 16, 2050	$150,000	$150,000

Total long-term loan payable, emergency injury disaster loan (EIDL)	150,000	150,000
Less - current portion	(5,172)	(3,448)

Total loan payable, emergency injury disaster loan (EIDL), net of current	$144,828	$146,552

The following table provides future minimum payments:

For the years ended December 31,	Amount
2021 (remaining 6 months)	$3,448
2022	5,172
2023	5,172
2024	5,172
2025	5,172
Thereafter	125,862

Total	$150,000

May 16, 2020 – $150,000

On May 16, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the TNB’s business. As of December 31, 2020, the loan payable, Emergency Injury Disaster Loan noted above is not in default.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the Company borrowed an aggregate principal amount of the EIDL Loan of $150,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 16, 2021 (twelve months from the date of the SBA Loan) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Loan. In connection therewith, the Company also received a $10,000 grant, which does not have to be repaid. During the year ended December 31, 2020, $10,000 was recorded in Economy injury disaster loan (EIDL) grant income in the Statements of Operations.

In connection therewith, the Company executed (i) a loan for the benefit of the SBA (the “SBA Loan”), which contains customary events of default and (ii) a Security Agreement, granting the SBA a security interest in all tangible and intangible personal property of the Company, which also contains customary events of default (the “SBA Security Agreement”).

7.
LOAN PAYABLE, PAYROLL PROTECTION LOAN PROGRAM (PPP)

	June 30, 2021	December 31, 2020 (Audited)

May 3, 2020 ($115,000 PPP)	$115,000	$115,000
February 10, 2021 ($167,138 PPP)	167,138	-

Total long-term loan payable, payroll protection program (PPP)	282,138	115,000
Less - current portion	(93,677)	(83,056)

Total loan payable, payroll protection program (PPP), less current portion	$188,461	$31,944

The following table provides future minimum payments:

For the years ended December 31,	Amount
2021 (remaining 6 months)	$86,398
2022	72,058
2023	40,113
2024	40,113
2025	40,113
Thereafter	3,343

Total	$282,138

The Paycheck Protection Program Loan (the “PPP Loan”) is administered by the U.S. Small Business Administration (the “SBA”). The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Loan, the Company is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Loan (the “Maturity Date”). The PPP Loan contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Loan. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Loan, collection of all amounts owing from the Company, or filing suit and obtaining judgment against the Company. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for the Company to apply for forgiveness of its PPP loan.

8.
EQUIPMENT LOAN PAYABLE

Equipment loan payable consist of the following:

	June 30, 2021	December 31, 2020 (Audited)

October 2017 - Loan agreement with principal amount of $82,011 with an interest rate of 6.40% and maturity date on October 1, 2022	$25,582	$35,176

Total long-term equipment loan payable	25,582	35,176
Less – current portion	(19,187)	(19,187)

Total long-term equipment loan payable, net of current portion	$6,395	$15,989

For the years ended December 31,	Amount
2021 (remaining 6 months)	$19,187
2022	6,395
Total long-term equipment loan payable	$25,582

October 2017 - $ 82,011 equipment loan payable

In October 2017, the Company entered into equipment finance loan agreement with US Bank Equipment Finance in the amount of $82,011 with an interest rate of 6.40% and maturity date on October 1, 2022, payable in 60 payments. All principal, together with interest cost is due and payable on October 1, 2022. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $25,582 and $35,176, respectively.

9.
INCOME TAX

Total income tax (benefit) expense consists of the following:

For the Six Months Ended June 30,	2021	2020

Current provision (benefit):
Federal	$-	$-
State	800	800
Total current provision (benefit)	800	800

Deferred provision (benefit):
Federal	-	-
State	-	-
Total deferred provision (benefit)	-	-

Total tax provision (benefit)	$800	$800

 A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

Description	Rate

Statutory federal rate	21.00%
State income taxes net of federal income tax benefit and others	8.84%
Permanent differences for tax purposes and others	0.00%
Change in valuation allowance	-29.84%

Effective tax rate	0.00%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21% and California state income taxes of 8.84% due to the change in the valuation allowance.

Deferred tax assets	June 30, 2021	December 31, 2020

Deferred tax assets:
Net operating loss	$1,179,739	$1,046,522
Other temporary differences	-	-

Total deferred tax assets	1,179,739	1,046,522
Less - valuation allowance	(1,179,739)	(1,046,522)

Total deferred tax assets, net of valuation allowance	$-	$-

9.
INCOME TAX (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

As of December 31, 2020, the Company had available net operating loss carryovers of approximately $1,046,522. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year's net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and California and is subject to income tax examinations by federal tax authorities for tax year ended 2017 and later and subject to California authorities for tax year ended 2016 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2021 and December 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

As of June 30, 2021, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $1,179,739. In addition, the Company had state tax net operating loss carryforwards of approximately $1,179,739. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

10.
RELATED PARY TRANSACTIONS

The Company had the following related party transactions:

●
Loan Payable to Others (August 2019 - $40,578 loan) – In August 2019, the Company received a non-bearing interest loan from an individual. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $0 and $(548), respectively. For the six month periods ended June 30, 2021 and 2020, the Company paid $0 and $8,780 in interest. The overpayment amount of $548 was adjusted to accounts receivable at December 31, 2020 and then subsequently written off during the six month period ended June 30, 2021. The individual is the spouse of Jay Kim, our Chief Executive Officer.

●
Loan Payable to Director (December 2016 - $ 1,489,809 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Farooq Arjomand, Chairman of the Board of the Company. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $782,383 and $782,383, respectively.

●
Loan Payable to Officer and Director (December 2016 - $ 1,674,100 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Jay Kim, Chief Executive Officer of the Company. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, there was a balance outstanding of $111,989 and $487,499, respectively.

●
Loan Payable to Director (May 2021 - $ 250,000 non-bearing interest loan) – In May 2021, the Company received a non-bearing interest loan from Dennis Egidi, a member of the Board of Directors of the Company. The loan payable is due on demand. As of June 30, 2021 and December 31, 2020, the outstanding balance of the loan was $250,000.

11.
COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into the following operating facility leases:

●
Brea - On September 1, 2018, the Company entered into an operating facility lease for its corporate office located in Brea, California with 72 months term with option to extend. The lease starts on September 2018 and expires on August 2024. The monthly lease payment under the lease agreement approximately $8,466.

●
La Floresta - On July 25, 2016, the Company entered into an operating facility lease for its store located at La Floresta Shopping Village in Brea, California with 60 months term with option to extend. The lease started on July 2016 and expires on November 30, 2021. The monthly lease payment under the lease agreement is approximately $10,296. The Company is currently negotiating an extension for this lease.

●
La Crescenta - On May 2017, the Company entered into an operating facility lease for its store located in La Crescenta, California with 120 months term with option to extend. The lease started on May 2017 and expires in May 2027. The Company entered into non-cancellable lease agreement for a coffee shop approximately 1,607 square feet located in La Crescenta, California commencing in May 2017 and expiring in April 2027. The monthly lease payment under the lease agreement approximately $6,026.

●
Glendale – On October 27, 2020, The Company entered a 7-year operating facility lease for its store located at the Glendale Galleria in Glendale, California. The lease starts on November 2020 and expires on October 2027. The monthly lease payment under the lease agreement approximately $5,450.

●
Riverside - On February 4, 2021, the Company entered into an operating facility lease for its store located at Galleria at Tyler in Riverside, California with 84 months term with option to extend. The lease starts in April 2021 and expires in March 2028. The monthly lease payment under the lease agreement approximately $5,150

●
Laguna Woods - On February 12, 2021, the Company entered into an operating facility lease for its store located at Home Depot Center in Laguna Woods, California with 60 months term with option to extend. The lease starts in June 2021 and expires in May 2026. The monthly lease payment under the lease agreement approximately $4,387

●
San Francisco - On December 22, 2020, the Company entered into an operating facility lease for its store located at Stonestown Galleria in San Francisco, California with 84 months term with option to extend. The lease starts in June 2021 and expires in April 2028. The monthly lease payment under the lease agreement approximately $5,150.

●
Corona Del Mar - On February 5, 2021, the Company repurchased its retail store in Corona Del Mar, California. As part of that repurchase, the Company assumed the original operating lease on the facility, with a 66 month term with an option to extend. The lease expires in December 2022. The monthly lease payment under the lease agreement approximately $9,585.

The adoption of ASC 842 resulted in recording a non-cash transitional adjustment to ROU assets and operating lease liabilities of $2,321,261 and $2,399,523, respectively, as of June 30, 2021. Certain of the leases for the Company’s retail store facilities provide for variable payments for property taxes, insurance and common area maintenance payments related to rental payments based on future sales volumes at the leased location, which are not measurable at the inception of the lease, or rental payments that are adjusted periodically for inflation. The adoption of ASC 842 did not materially impact our results of operations, cash flows, or presentation thereof.

The Company recorded an additional non-cash increase of $1,180,120 to ROU assets and $1,210,700 to operating lease liabilities recognized for the new leases and adjustments in fiscal 2020.

11.
COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

In accordance with ASC 842, the components of lease expense were as follows:

Six months ended June 30,	2021	2020
Operating lease expense	$259,321	$143,027
Total lease expense	$259,321	$143,027

In accordance with ASC 842, other information related to leases was as follows:

Six months ended June 30,	2021	2020
Operating cash flows from operating leases	$239,230	$139,908
Cash paid for amounts included in the measurement of lease liabilities	$239,230	$139,908

Weighted-average remaining lease term—operating leases		5.2 Years
Weighted-average discount rate—operating leases		8%

In accordance with ASC 842, maturities of operating lease liabilities as of June 30, 2021 were as follows:

Operating
For the years ended December 31,	Lease
2021 (remaining 6 months)	$274,041
2022	618,833
2023	531,336
2024	509,950
2025	451,572
Thereafter	620,352
Total undiscounted cash flows	$3,006,085

Reconciliation of lease liabilities:
Weighted-average remaining lease terms	5.2 Years
Weighted-average discount rate	8%
Present values	$2,399,524

Lease liabilities—current	396,209
Lease liabilities—long-term	2,003,314
Lease liabilities—total	$2,399,524

Difference between undiscounted and discounted cash flows	$606,561

Contingencies

The Company is subject to various legal proceedings from time to time as part of its business. As of October 20, 2021, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

12.
SHAREHOLDERS’S DEFICIT

Class A Common Stock

The Company has authorization to issue and have outstanding at any one time 3,000,000,000 share of Class A common stock with a par value of $0.0001 per share. The shareholders of Class A common stock shall be entitled to one vote per share.

Class B Common Stock

The Company has authorization to issue and have outstanding at any one time 400,000,000 share of Class B common stock with a par value of $0.0001 per share. The shareholders of Class B common stock shall be entitled to ten votes per share for each share of Class B common stock, and with respect to such vote, shall be entitled, notwithstanding any provision hereof, to notice of any shareholders’ meeting in accordance with the bylaws of this Company, and shall be entitled to vote together as a single class with holders of Class A common stock with respect to any question or matter upon which holders of Class A common stock have the right to vote. Class B common stock shall also entitle the holders thereof to vote as a separate class as set forth herein and as required by law.

The shareholders of Class B common stock shall be entitled to dividends as shall be declared by the Company’s Board of Directors from time to time at the same rate per share as the Class A common stock.

The shareholders of the Class B common stock shall have conversation rights with respect to the Class B common stock into shares of Class A common stock:

●
Each share of Class B common stock is convertible into one share of Class A common stock, subject to adjustment. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The conversion of Class B common shares to Class A common shares shall be affected by way of compulsory repurchase by the Company of the relevant Class B common shares and issuance of equal number of new Class A common shares by the Company.

Subscription of Common Stock Receivables

The Company sold 417,744,766 shares of Class A common stock and 34,914,615 shares of Class B common stock to several individuals in March 2020 and in December 2020. During the six months ended June 30, 2021, the Company sold 3,095,000 shares of Class A common stock and 50,695,327 shares of Class B common stock, for $103,500.

Dividend policy

The company has not paid any dividends since inception.

13.
EARNINGS PER SHARE

The Company calculates earnings per share in accordance with FASB ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of stock options outstanding (using the treasury method).

The following table sets forth the computation of basic and diluted net income per common share:

Six Month Period Ending June 30,	2021	2020
Net Loss	$(635,163)	$(535,220)
Weighted Average Shares of Common Stock Outstanding
Basic	1,034,659,097	629,830,067
Diluted	1,034,659,097	629,830,067

Six Month Period Ending June 30,	2021	2020
Earnings Per Share - Basic
Net Loss Per Share	(0.00)	(0.00)

Earnings Per Share - Diluted
Net Loss Per Share	(0.00)	(0.00)

14.
SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2021 up through the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the six month period ended June 30, 2021, other than the following:

In August 2021, The Company received notification from the SBA that the balance of the PPP loans of $282,138 was fully forgiven.

On October 7, 2021, the Company signed a new operating retail space lease agreement with respect to the opening of a new store location in Huntington Beach, CA. The lease has a term of 124 months, and initial rental costs starting at approximately $2,700 per month, subject to escalation criteria based both on fixed annual increases.

Between July 1,2021 and the date of issuance of these financial statements, the Company received approximately $1,960,000 of proceeds related to the sale of shares of its Class A common stock at a price of $0.05 per share. The Company has suspended all sales pending the filing of all requisite filings required pursuant to Regulation A.

Reborn Coffee, Inc.
Notes to Financial Statements
June 30, 2021
Internally Prepared Statements

Item 4.  Exhibits

Exhibit No.	Description	Filed

3.1	Articles of Incorporation of La Veles Inc.	Form S-1 filed on 7-3-2017

3.1	Amended [and Restated] Articles of Incorporation of Reborn Coffee Inc.	Form 8-K filed on 5-11-2018

3.2	Amended [and Restated] Articles of Incorporation of Capax Inc.	Form S-1 filed on 7-3-2017

3.2	Certificate of Incorporation of Reborn Global Holdings, Inc.	Form 8-K filed on 5-8-2018

3.3	Amended & Restated Bylaws of Reborn Coffee Inc.	Form 8-K filed on 5-11-2018

10.1	Share Exchange Agreement dated May 7, 2018 by and among Capax, Reborn and each of the Reborn Global Holdings, Inc. shareholders	Form 8-K filed on 5-8-2018

10.2	Joint Venture Agreement by and between Jay Kim and Dr. Kyung Park	Form 8-K filed on 5-8-2018

14.1	Code of Business Conduct and Ethics	Form S-1 filed on 7-3-2017

2A	Amended Articles of Reborn Coffee Inc.	Reg A offering Circulation 6-1-21

2A2	Articles of Formation- Reborn Coffee Franchise LLC.	Reg A offering Circulation 6-1-21

4	Form of Subscription Agreement	Reg A offering Circulation 6-1-21

11	Benjamin & Ko CPA consent	Reg A offering Circulation 6-1-21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 10, 2021

By: /S/Kevin Hartley
Name: Kevin Hartley
Title: Principal Accounting Officer
          Principal Financial Officer, Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jay Kim	Chief Executive Officer (PEO), Director	11-10-2021
Jay Kim

/s/ Farooq M. Arjomand	Chairman of the Board of Directors	11-10-2021
Farooq M. Arjomand

/s/ Kevin Hartley	Chief Financial Officer (Principal Accounting Officer) and Director	11-10-2021
Kevin Hartley

/s/ Dennis R. Egidi	Vice Chairman of the Board of Directors	11-10-2021
Dennis R. Egidi

/s/. Kyung B. Park	Director	11-10-2021
Dr. Kyung B. Park

/s/ Sehan Kim	Director	11-10-2021
Sehan Kim

/s/ Hannah Goh	Director	11-10-2021
Hannah Goh

/s/ Ki Kim	Director	11-10-2021
Ki Kim